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                                                                      EXHIBIT 28

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY



ALAN CAPLAN,

                 Plaintiff,                        Case No. 15781NC

         -against-

JAMES L. PATE, HOWARD H. BAKER,
HARRY M. CULLEN, GERALD B. SMITH,
W.J. BOVAIRD, W.L. LYONS BROWN, JR.,
ERNEST H. COCKRELL, ALFONSO FANJUL,
BERDON LAWRENCE, BRENT SCOWCROFT,
CYRIL WAGNER, JR. and PENNZOIL COMPANY,            COMPLAINT

                 Defendants.

                 Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:

                 1. Plaintiff Alan Caplan is and was, at all times relevant to this action, a stockholder of defendant Pennzoil Company ("Pennzoil" or the "Company").

                 2. Defendant Pennzoil is a corporation duly organized and existing under the laws of the state of Delaware, with principal offices located at 700 Milan Street, Houston, Texas. As of January 31, 1997, there were over 46.8 million shares of Pennzoil common stock outstanding. Pennzoil explores for and produces oil and gas, motor oil and automotive products, mines and markets sulphur, and owns and operates automotive lubrication and maintenance centers under the name "Jiffy Lube".





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                 3.       Defendant James L. Pate ("Pate") is and was, at all
times relevant hereto, Chairman of the Board of Directors, Chief Executive Officer and President of Pennzoil.

                 4.       Defendants Howard H. Baker, Harry M. Cullen, Gerald
B. Smith, W.J. Bovaird, W.L. Lyons Brown, Jr., Ernest H. Cockrell, Alfonso Fanjul, Berdon Lawrence, Brent Scowcroft and Cyril Wagner, Jr. are and were, at all times relevant hereto, members of Pennzoil's Board of Directors (collectively, with Pate, referred to herein as the "Individual Defendants").

                 5. By reason of their positions as officers and directors of Pennzoil, each Individual Defendant has a fiduciary relationship and responsibility to plaintiff and the other common public stockholders of Pennzoil and owes to plaintiff and the other class members the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

                 6. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of Pennzoil, or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

                 7. This action is property maintainable as a class action because:




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                          (a)     The Class is so numerous that joinder of all
members is impracticable. There are over 18,500 Pennzoil stockholders of record who are located throughout the United States;

                          (b)     There are questions of law and fact which are
common to the Class and which predominate over questions affecting any individual Class members, including: whether the Individual Defendants have engaged or are continuing to act in a manner calculated to benefit themselves at the expense of the Pennzoil public stockholders; and whether plaintiff and the other Class members would be irreparably damaged if the defendants are not enjoined in the manner described below; and

                          (c)     Plaintiff is committed to prosecuting this
action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claim of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                                CLAIM FOR RELIEF

                 8. On June 23, 1997, it was announced that Union Pacific Resources Group Inc. ("Union Pacific"), the largest independent U.S. energy exploration and production concern, made an unsolicited offer to acquire rival Pennzoil for cash and stock valued at approximately $4 billion. Union Pacific is offering $84 per share in cash for 25.1 million shares of Pennzoil, or slightly more than half of its 46.8 million shares





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outstanding.  If successful, Union Pacific would then use its stock to purchase the 49% of Pennzoil in a tax-free transaction also valued at $84 per share.
The exact ratio will be set prior to completion but if the Union Pacific exchange-ratio price is less than $25 per share or more than $30 per share, the ratio will be fixed at 2.8 shares or 3.36 shares.

                 9. Union Pacific's offer was communicated via letter from Jack Messman ("Messman"), chairman and Chief Executive Officer of Union Pacific, to defendant Pate. In the letter, Mr. Messman stated his belief "that by working together, we have the opportunity to accomplish the best strategic merger in the energy business in recent history." Union Pacific reportedly decided to make a hostile bid after its overtures to Pennzoil were rebuffed.

                 10. The Messman letter described above states that Union Pacific has been trying to discuss a merger for four months. Messman quoted from a letter he received from defendant Pate in 1995 (when Pennzoil is rumored to have approached the former parent of Union Pacific about an acquisition of Union Pacific) in which Pate said that Pennzoil "provide the best possible fit" with Union Pacific and that the "combined entity would become the "premier exploration and production company in the world."

                 11. Messman said that he wrote to Pate earlier this month offering $80 per share for a friendly deal, but that offer was rejected. There has been no indication that Union Pacific has been invited to negotiate with Pennzoil. Messman has expressed his view that because Pennzoil has an array of anti-takeover devices, including a poison





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pill shareholder rights plan and a staggered board, Union Pacific's sole recourse was to go to the Pennzoil stockholders. Messman said, however, "we would still like to do a friendly deal." According to analyst Jay Wilson of J.P. Morgan, Union Pacific has hinted it would raise its offer if that would result in a friendly deal.

                 12. The $84 per share price being offered by Union Pacific for Pennzoil represents a 40% premium over its $59 5/8 closing price on Friday, June 20, 1997, the last trading date before the offer. As observed by Bear Stearns & Co. analyst Dirk Van Doren, Union Pacific is offering 8.9 times Pennzoil's estimated 1997 cash flow, while Pennzoil usually trades at 5 to 7 times cash flow. As phrased by Van Doren, "it's a pretty expensive price." Union Pacific's offer sent Pennzoil's shares soaring $17.75 or 30% to close at $77.375 on June 23, 1997.

                 13. The benefits of the combined company have been identified by Messman and others as including: a 9% increase in cash flow in the first year; Pennzoil stockholders would have stock in a company whose management has delivered production growth of 10% per year while Pennzoil's drilling has been hampered by its high debt load; that the combined company would better balance the mix of oil and natural gas produced and rank first among the independent oil and as companies in production, drilling activity and cash flow; and would be a good geographic fit, with both companies operating in east and south Texas, the Rocky Mountain region and Gulf of Mexico.

                 14. Pennzoil has a shareholders rights plan in place which is intended to make an unwanted takeover prohibitively expensive. That plan (the "Preferred Stock





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Purchase Rights Plan") (referred to hereinafter as the "Poison Pill") was adopted in October 1994. Pursuant to the Poison Pill, Pennzoil declared a dividend of one "Preferred Stock Purchase Right" (hereafter, the "Rights") for each share of common stock owned. The Rights are exercisable under specific circumstances, including a hostile tender offer like the Union Pacific offer, and allow the Rights holders to purchase Pennzoil common stock at a price far below market value. The intent and effect of the exercise of the Rights is to make a hostile offer to acquire Pennzoil prohibitively expensive for a potential acquiror not approved by the Pennzoil board. Under these circumstances, the Board essentially has ultimate veto power over any hostile offer.

                 15. Because the Pennzoil board has been presented with an extremely attractive takeover bid by Union Pacific, not the type of inadequate bid a stockholder rights plan is intended to thwart, it has a fiduciary obligation to seriously consider the Union Pacific offer and should vote to remove this impediment so that the Pennzoil stockholders can themselves decide how to vote.

                 16. An additional impediment to the Union Pacific offer is posed by the fact that Pennzoil has "opted in" to the protection of the Delaware Anti-takeover Statute, 8 Del. C. Section 203. Pursuant to Section 203, only an unsolicited offer which results in the purchase of 85% or more of Pennzoil's shares outstanding may be consummated promptly without the approval of Pennzoil's directors. By adopting Section 203, the Pennzoil board has enacted yet another anti-takeover mechanism which presents an impediment to the Union Pacific offer.





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                 17.      In light of the foregoing, the Individual Defendants
must, as their fiduciary obligations require:

                 o undertake an appropriate evaluation of Pennzoil's worth as a merger/acquisition candidate;

                 o take all appropriate steps to enhance Pennzoil's value and activeness as a merger/acquisition candidate;

                 o take all appropriate steps to effectively expose Pennzoil to the marketplace in an effort to create an active auction for Pennzoil, including but not limited to engaging in serious negotiations with Union Pacific or its representatives;

                 o act independently so that the interests of Pennzoil's public stockholders will be protected; and

                 o adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, ensure that all conflicts be resolved in the best interests of Pennzoil's public stockholders; and

                 o lift Pennzoil's and-takeover devices, including its poison pill shareholder rights plan, which unlawfully prevent Pennzoil stockholder from participating in the Union Pacific offer and which serve to entrench Pennzoil's management.

                 18. As a result of defendants' failure to take such steps to date, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their proportionate share of the value of the Company's assets and business, and have been and will be prevented from obtaining a fair price for their common stock.





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                 19.      Unless enjoined by this Court, defendants will
continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, by entrenching themselves in office (as Pennzoil's top management and directors, who may be unable to retain those positions in the event of a merger) and/or failing to take the steps set forth in paragraph 17 hereof, and by denying the Class its fair proportionate share of Pennzoil's valuable assets and businesses, all to the irreparable harm of the Class.

                 20. Plaintiff and the other members of the Class have no adequate remedy at law.

                 WHEREFORE, plaintiff prays for judgment and relief as follows:

         A. Ordering that this action may be maintained as a class action and certifying plaintiff as Class representative;

         B. Entering an order requiring defendants to take the steps set forth hereinabove;

         C. Awarding compensatory damages against defendants individually and severally in an amount to be determined upon the proof submitted to this Court;

         D. Awarding plaintiff his costs and disbursements, including reasonable counsels' fees and experts' fees; and





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         E.      Granting such other and further relief as to the Court may seem just and proper.


                                                 ROSENTHAL, MONHAIT, GROSS
                                                          & GODDESS, P.A.



                                                   /s/
                                                 ------------------------------
                                                 919 Market Street
                                                 Suite 1401, Mellon Bank Center
                                                 Wilmington, Delaware 19801
                                                 (302) 656-4433





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OF COUNSEL:

ABBEY, GARDY & SQUITIERI, LLP
212 East 39th Street
New York, New York 10016
Telephone. (212) 889-3700





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